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                                                                    Exhibit G-1
                                                  Revised form of Public Notice

Securities and Exchange Commission
(Release No. 35-_________)

     Cinergy Corp., a Delaware corporation and registered public utility holding company ("Cinergy"), at 139 East Fourth Street, Cincinnati, Ohio 45202, has filed an application-declaration ("Application") with the Commission under sections 6(a), 7, 9(a), 10 and12(c) of the Public Utility Holding Company Act of 1935 (the "Act") and rules 42 and 54 thereunder.

     As more specifically described below, Cinergy requests authority (1) to engage in certain energy-related businesses both within and outside the United States and (2) to adjust the capital stock or other equity securities of its subsidiaries, in both cases without further Commission authorization.

     Pending completion of the record, Cinergy requests that the Commission reserve jurisdiction over the Nonutility Subsidiaries (defined below) engaging in the business of energy commodity marketing and brokering outside the United States and Canada. Also pending completion of the record, Cinergy requests that the Commission reserve jurisdiction over Cinergy's proposal to invest up to $1 billion over a ten-year period in nonutility energy-related assets located anywhere in the world that are incidental to and used to support such energy marketing and brokering businesses. Finally, Cinergy requests that the Commission reserve jurisdiction over any proposed adjustments to capital securities of subsidiaries that are not wholly-owned by Cinergy.

     Cinergy asserts that the proposed authority is consistent with authority granted to numerous other registered holding companies in the past two years, and is intended to place Cinergy on a "level playing field" under the Act with respect to these other companies relative to the proposed transactions.10

     Cinergy commits that it will not seek recovery through higher rates to its utility subsidiaries' customers for any losses Cinergy may sustain, or any inadequate returns it may realize, in respect of the proposed transactions.

         A.       Background:  Cinergy & Subsidiaries; 1997 Order

     Cinergy  registered under the Act in 1994 (see HCAR No. 26146,  October 21,
1994). At and for the nine months ended September 30, 2000, Cinergy had consolidated assets of approximately $10.953 billion and operating revenues of approximately $5.652 billion.

     Cinergy has two direct, wholly-owned utility subsidiaries, The Cincinnati Gas & Electric Company, an Ohio electric and gas utility ("CG&E"), and PSI Energy, Inc., an Indiana electric utility ("PSI"). CG&E in turn has three utility subsidiaries, The Union Light, Heat and Power Company, a Kentucky electric and gas utility ("ULH&P"), Lawrenceburg Gas Company, an Indiana gas utility ("Lawrenceburg") and Miami Power Corporation ("Miami"), an electric utility (solely by virtue of its ownership of certain transmission assets).11

     CG&E and its utility subsidiaries provide retail electric and/or gas service in the southwestern portion of Ohio and adjacent areas in Kentucky and Indiana. The area served with electricity, gas or both covers approximately 3,200 square miles and has an estimated population of two million. CG&E produces, transmits, distributes and sells electricity and sells and/or transports natural gas in the southwestern portion of Ohio, serving an estimated population of 1.6 million people in 10 of the state's 88 counties including the cities of Cincinnati and Middletown. ULH&P transmits, distributes and sells electricity and sells and transports natural gas in northern Kentucky, serving an estimated population of 328,000 people in a 500 square-mile area encompassing six counties and including the cities of Newport and Covington.12 At and for the nine months ended September 30, 2000, CG&E had consolidated assets of approximately $5.332 billion and operating revenues of approximately $2.263 billion.

     PSI produces, transmits, distributes and sells electricity in north central, central and southern Indiana, serving an estimated population of 2.2 million people located in 69 of the state's 92 counties including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany and Terre Haute. At and for the nine months ended September 30, 2000, PSI had consolidated assets of approximately $4.203 billion and operating revenues of approximately $1.958 billion.

     Cinergy has numerous nonutility subsidiaries, including exempt wholesale generators as defined in section 32 of the Act ("EWGs"), foreign utility companies as defined in section 33 of the Act ("FUCOs"), exempt telecommunications companies as defined in section 34 of the Act, "energy-related companies" as defined in rule 58 under the Act, and other nonutility subsidiaries whose securities Cinergy has acquired pursuant to express Commission authorization (see, e.g., HCAR Nos. 26662, Feb. 7, 1997 ("1997 Order") & 26984, March 1, 1999).

     "Utility   Subsidiaries"  refers  to  all  of  Cinergy's  existing  utility subsidiaries, together with any and all utility subsidiaries that Cinergy acquires in the future pursuant to Commission authorization; "Nonutility Subsidiaries" refers to all of Cinergy's existing nonutility subsidiaries, together with any and all nonutility subsidiaries that Cinergy acquires in the future pursuant to Commission authorization or as otherwise permitted under the Act; and "Subsidiaries" refers collectively to Utility Subsidiaries and Nonutility Subsidiaries.

     The 1997 Order permitted Cinergy to establish a nonutility subsidiary, Cinergy Solutions, Inc. ("Cinergy Solutions"), that would engage in certain nonutility energy-related businesses, directly or indirectly through subsidiaries, in the United States and, with respect to certain categories of those authorized activities, both within and anywhere outside of the United States. In particular, with respect to the proposed transactions, the Commission authorized Cinergy Solutions to market to non-affiliates "Energy Management Services"13 and energy-related "Consulting Services"14 both within and anywhere outside of the United States. The 1997 Order limited Cinergy to marketing the authorized energy-related activities, including the Energy Management Services and Consulting Services, through Cinergy Solutions and subsidiaries thereof. (As used below, "Energy Management Services" and "Consulting Services" have the meanings assigned in the 1997 Order.)

         B.       Requested Authority

     1. Energy Management Services & Consulting Services

     In the Application, Cinergy requests authority for Nonutility Subsidiaries to engage in the business of marketing Energy Management Services and Consulting Services anywhere in the world, without the need for further Commission authorization. (This authority would supplement, not supersede, the authority with respect thereto granted in the 1997 Order.)

     2.  Energy   Commodity   Brokering   &   Marketing;   Investment   Cap  for
         Energy-Related Assets

     Cinergy further requests authority for Nonutility Subsidiaries to engage in the business of brokering and marketing energy commodities (including but not limited to electricity, natural gas and other combustible fuels) anywhere in the world, without the need for further Commission authorization. The foregoing notwithstanding, pending completion of the record, Cinergy requests the Commission to reserve jurisdiction over any Nonutility Subsidiary engaging in such business outside of the United States and Canada.

     In addition, Cinergy, on behalf of itself and the Nonutility Subsidiaries, requests authority to invest up to $1,000,000,000 from time to time over a ten-year period ("Investment Cap") in energy-related nonutility assets and the equity securities of companies substantially all of whose physical assets comprise such assets (collectively, "Energy-Related Assets") located anywhere in the world that are incidental to and would be used to support the energy commodity marketing businesses of the Nonutility Subsidiaries, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated assets, facilities and equipment. Energy-Related Assets exclude any assets, facilities or equipment that would cause the owner or operator thereof to be deemed a "public utility company" under the Act. Likewise, Energy-Related Assets exclude investments in or the assets held by exempt wholesale generators and foreign utility companies, for which Cinergy has separate investment authority.15

     Where Cinergy or Nonutility Subsidiaries acquire Energy-Related Assets from third parties, the consideration therefor would consist of cash or common stock of Cinergy or other forms of consideration mutually acceptable to the parties. If the consideration consists in whole or in part of Cinergy common stock, the market value thereof as determined by reference to the applicable provisions in the transaction agreements will be counted against the Investment Cap. The principal or stated amount of any other securities used as consideration will also be applied against the Investment Limitation.

     The foregoing notwithstanding, pending completion of the record, Cinergy requests the Commission to reserve jurisdiction over the proposed acquisition of Energy-Related Assets pursuant to the Investment Cap.

     3. Adjustments to Capital Securities of Subsidiaries

     Cinergy states that a variety of circumstances may arise in which Cinergy deems it prudent or otherwise desirable, for tax efficiency or other reasons, to make adjustments to the capital stock or other equity securities (such as common or preferred stock or limited liability company membership interests) of Subsidiaries. For example, a proposed sale of capital stock could exceed the then authorized capital stock of a Subsidiary. It may become desirable to convert a Subsidiary's par value capital stock to no par value stock. Likewise, Cinergy may determine to convert the form of a Subsidiary, from a corporation to a limited liability company or other authorized form of legal entity, or vice versa. Cinergy may determine to have a Subsidiary effect a reverse stock split, to reduce franchise taxes or for other reasons. And Cinergy may determine to increase or reduce the total number of shares of capital securities it holds in a Subsidiary, while maintaining its percentage ownership therein.16

     To accommodate these and similar adjustments to capitalization intended to enhance Cinergy's business flexibility and efficiency, Cinergy therefore also requests authority, on behalf of itself and any such Subsidiary, to change the terms of, or otherwise adjust, any Subsidiary's authorized capital stock or other equity securities as Cinergy deems appropriate or necessary, without the need for further Commission authorization. The foregoing notwithstanding, (1) any such action in respect of any Subsidiary would comply with any requirements, if any, applicable by Commission order or otherwise under the Act in respect of the terms and conditions of any such capital securities, and (2) any such action in respect of a Utility Subsidiary would be subject to, and would only be taken upon the receipt of, any necessary approvals by the state commission in the state or states where the Utility Subsidiary is organized and doing business. Further, Cinergy requests that the Commission reserve jurisdiction over any such action in the case of any Subsidiary that is not a wholly-owned Subsidiary of Cinergy, pending completion of the record.

         C.       Rule 54

     Cinergy states that it currently does not meet the conditions of Rule 53(a). As of September 30, 2000, Cinergy's "aggregate investment," as defined in Rule 53(a)(1), in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") was approximately $751,983,000. This amount is equal to approximately 67% of Cinergy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2000, of approximately $1,122,511,250, which exceeds the 50% "safe harbor" limitation contained in the rule.

     By order dated March 23, 1998 (HCAR No. 26848) ("1998 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to 100% of Cinergy's average "consolidated retained earnings." By order dated June 23, 2000 (HCAR No. 27190) ("2000 Order"), the Commission granted Cinergy additional authorization to invest in EWGs and FUCOs beyond that granted in the 1998 Order -- specifically, $1,000,000,000 in addition to Cinergy's aggregate investment at the date of such order (approximately $731,000,000). Although Cinergy's aggregate investment at September 30, 2000 exceeds the 50% "safe harbor" limitation, this investment is below the limitation authorized by the 1998 and 2000 Orders.

     With respect to capitalization, Cinergy asserts that there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of September 30, 2000, Cinergy's consolidated capitalization consisted of 42.2% equity and 57.8% debt. These ratios are within acceptable ranges, as further reflected by the fact that at September 30, 2000 Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. The proposed transactions will have no impact on Cinergy's consolidated capitalization.

     With respect to earnings, Cinergy states that its interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket No. 70-9011. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

     Finally, Cinergy states that it satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53.

     Cinergy states that the proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission, except possibly in respect of applicable state commissions in the case of proposed adjustments to capital stock of Utility Subsidiaries, depending on the terms of the proposed adjustment.

     Cinergy estimates total fees and expenses in connection with the proposed transactions of not more than $20,000.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

--------

1 A fourth utility subsidiary of CG&E, The West Harrison Gas and Electric Company, an Indiana electric utility, was acquired by and merged into PSI, effective January 2, 2001, in a transaction approved by the Indiana Utility Regulatory Commission and exempt from Commission jurisdiction pursuant to rules 43 and 44 and section 9(b)(1).

2 Lawrenceburg sells and transports natural gas to approximately 20,000 people in a 60 square-mile area in southeastern Indiana. Miami owns a 138 kV transmission line running from the Miami Fort Power Station in Ohio to a point near Madison, Indiana.

3 The 1997 Order defined Energy Management Services as comprising-- (1) identification (through energy audits or otherwise) of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction or efficiency opportunities; (2) design of facility and process modifications or enhancements to realize such opportunities; (3) management, or direct construction and installation, of energy conservation or efficiency equipment; (4) training of client personnel in the operation of equipment; (5) maintenance of energy systems; (6) design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning (`HVAC'), electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency goals or to otherwise meet a customer's energy-related needs; (7) system commissioning (i.e., monitoring the operation of an installed system to ensure that it meets design specifications); (8) reporting of system results; (9) design of energy conservation programs; (10) implementation of energy conservation programs; (11) provision of conditioned power services (i.e., services designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment); and (12) other similar or related activities.

4 Consulting Services were defined in the 1997 Order as comprising-- technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, commercialization of electro-technologies, meter reading and repair, rate schedule analysis and design, environmental services, engineering services, billing services including conjunctive billing, summary billing for customers with multiple locations and bill auditing, risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services.

5 See Progress Energy, Inc., et al., HCAR No. 27297, Dec. 12, 2000 ("Progress Energy"); NiSource, Inc., et al., HCAR No. 27265, Nov. 1, 2000 ("NiSource"); Energy East Corp., et al., HCAR No. 27228, Sep. 12, 2000 ("Energy East"); Interstate Energy Corporation, et al., HCAR No. 27069, Aug. 26, 1999 ("Interstate"); American Electric Power Co., et al., HCAR No. 27062, Aug. 19, 1999; Ameren Corporation, et al., HCAR No. 27053, July 23, 1999; Southern Energy, Inc., HCAR No. 27020, May 13, 1999.

6 See Entergy Corp., HCAR No. 27333, Jan. 5, 2001 (authority to invest $1.2 billion); American Electric Power Company, Inc., et al., HCAR No. 27313, Dec. 21, 2000 (authority to invest $2 billion); Progress Energy, supra (authority to invest $500 million); Energy East, supra (authority to invest $500 million); Interstate, supra (authority to invest $125 million); SEI Holdings, Inc., HCAR No. 26581, Sep. 26, 1996 (authority to invest $300 million).

7 See, e.g., Progress Energy, supra; Scottish Power plc, et al., HCAR No. 27290, Dec. 6, 2000; PowerGen plc, et al., HCAR No. 27291, Dec. 6, 2000; KeySpan Corporation, et al., HCAR No. 27272, Nov. 8, 2000; Exelon Corporation, et al., HCAR No. 27266, Nov. 2, 2000; NiSource, supra; Energy East, supra; The National Grid Group plc, HCAR No. 27154, March 15, 2000; SCANA Corporation, et al., HCAR No. 27135, Feb. 14, 2000.

8 See HCAR No. 27190, June 23, 2000.

9 For example, Cinergy holds all the outstanding common stock (approximately 90 million shares) of CG&E. Pursuant to the authority requested herein, Cinergy could increase or reduce the specific number of shares of CG&E's common stock that it holds, while maintaining CG&E as a wholly-owned subsidiary.

10 See, e.g., Progress Energy, Inc., et al., HCAR No. 27297, Dec. 12, 2000; Scottish Power plc, et al., HCAR No. 27290, Dec. 6, 2000; PowerGen plc, et al., HCAR No. 27291, Dec. 6, 2000; KeySpan Corporation, et al., HCAR No. 27272, Nov. 8, 2000; Exelon Corporation, et al., HCAR No. 27266, Nov. 2, 2000; NiSource, Inc., et al., HCAR No. 27265, Nov. 1, 2000; Energy East Corp., et al., HCAR No. 27228, Sep. 12, 2000; The National Grid Group plc, HCAR No. 27154, March 15, 2000; SCANA Corporation, et al., HCAR No. 27135, Feb. 14, 2000; Interstate Energy Corporation, et al., HCAR No. 27069, Aug. 26, 1999; American Electric Power Co., et al., HCAR No. 27062, Aug. 19, 1999; Ameren Corporation, et al., HCAR No. 27053, July 23, 1999; Southern Energy, Inc., HCAR No. 27020, May 13, 1999.

11 Cinergy states that a fourth utility subsidiary of CG&E, The West Harrison Gas and Electric Company, an Indiana electric utility, was acquired by and merged into PSI, effective January 2, 2001, in a transaction approved by the Indiana Utility Regulatory Commission and exempt from Commission jurisdiction pursuant to rules 43 and 44 and section 9(b)(1).

12 Lawrenceburg sells and transports natural gas to approximately 20,000 people in a 60 square-mile area in southeastern Indiana. Miami owns a 138 kV transmission line running from the Miami Fort Power Station in Ohio to a point near Madison, Indiana.

13 The 1997 Order defined Energy Management Services as comprising-- (1) identification (through energy audits or otherwise) of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction or efficiency opportunities; (2) design of facility and process modifications or enhancements to realize such opportunities; (3) management, or direct construction and installation, of energy conservation or efficiency equipment; (4) training of client personnel in the operation of equipment; (5) maintenance of energy systems; (6) design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning (`HVAC'), electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency goals or to otherwise meet a customer's energy-related needs; (7) system commissioning (i.e., monitoring the operation of an installed system to ensure that it meets design specifications); (8) reporting of system results; (9) design of energy conservation programs; (10) implementation of energy conservation programs; (11) provision of conditioned power services (i.e., services designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment); and (12) other similar or related activities.

14 Consulting Services were defined in the 1997 Order as comprising-- technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, commercialization of electro-technologies, meter reading and repair, rate schedule analysis and design, environmental services, engineering services, billing services including conjunctive billing, summary billing for customers with multiple locations and bill auditing, risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services.

15 See HCAR No. 27190, June 23, 2000.

16 For example, Cinergy holds all the outstanding common stock (approximately 90 million shares) of CG&E. Pursuant to the authority requested herein, Cinergy could increase or reduce the specific number of shares of CG&E's common stock that it holds, while maintaining CG&E as a wholly-owned subsidiary.